UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMPCO-PITTSBURGH CORPORATION

(Name of Subject Company and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

032037 103

(CUSIP Number of Common Stock Underlying Warrants)

Michael G. McAuley

Senior Vice President, Chief Financial Officer & Treasurer

AMPCO-PITTSBURGH CORPORATION

726 Bell Avenue, Suite 301

Carnegie, Pennsylvania 15106

Telephone: (412) 456-4418

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

WITH A COPY TO:

Jeremiah G. Garvey

Seth H. Popick

Cozen O’Connor P.C.

One Oxford Center

301 Grant Street, 41st Floor

Pittsburgh, Pennsylvania 15229

Telephone: (412) 620-6500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Ampco-Pittsburgh Corporation, a Pennsylvania corporation (the “Corporation”), on May 31, 2022 (the “Original Schedule TO”) and amended on June 29, 2022 (as further amended hereby, the “Schedule TO”), in connection with its offer to exercise, on the terms and subject to the conditions set forth in the Offer to Exercise, dated May 31, 2022 (as it may be supplemented and amended from time to time, the “Offer to Exercise”), and the related offering documents (as they may be supplemented and amended from time to time, and together with the Offer to Exercise, the “Offering Documents”). For a limited time the Offering Documents allowed holders of the Corporation’s 11,050,247 outstanding Series A Warrants (collectively, the “Series A Warrants”) to purchase up to 4,932,830 shares of the Corporation’s common stock, $1.00 par value per share (the “Common Stock”), which were initially issued in the Corporation’s rights offering that closed September 22, 2020 at a temporarily reduced price. Each such Series A Warrant is exercisable to acquire 0.4464 shares of Common Stock at an exercise price of $2.5668 per Series A Warrant (or $5.75 per whole share of Common Stock under the Series A Warrant) but through the offer to exercise, the Corporation offered the holders of the Series A Warrants, upon terms and subject to the conditions set forth in the Offer to Exercise, the opportunity to exercise the Series A Warrants at the temporarily reduced exercise price of $1.7856 per Series A Warrant (or $4.00 per whole share of Common Stock).

The purpose of this Amendment is to amend and supplement the Schedule TO with respect to Items 11 and 12 only. Except as amended or supplemented hereby to the extent specifically provided herein, all terms of the Offer to Exercise and all other disclosures set forth in the Schedule TO and the Offering Documents remain unchanged. This Amendment should be read in conjunction with the Schedule TO and the Offering Documents.

ITEM 11. ADDITIONAL INFORMATION

Item 11 is hereby supplemented by adding the following:

On July 18, 2022, the Corporation issued a press release announcing the preliminary results of the Offer to Exercise which expired at 11:59 p.m. Eastern Time, on July 15, 2022. A copy of the press release is filed as Exhibit (a)(5)(E) to this Amendment and is incorporated by reference herein.

ITEM 12. EXHIBITS

Exhibit	Description

(a)(5)(E)*	Press release dated July 18, 2022.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 18, 2022

AMPCO-PITTSBURGH CORPORATION

By:	/s/ Michael G. McAuley
Name: Michael G. McAuley
Title: Senior Vice President, Chief Financial Officer, Treasurer